

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

Via E-mail
Daniel E. Berce
Chief Executive Officer
AFS Sensub Corp.
2265B Renaissance Drive, Suite 17
Las Vegas, Nevada 89119

     Re: **AmeriCredit Automobile Receivables Trust 2012-5
Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 1, 2014
File No. 333-170231-09**

               **AmeriCredit Automobile Receivables Trust 2013-1
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 333-170231-10**

               **AmeriCredit Automobile Receivables Trust 2013-2
Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 1, 2014
File No. 333-170231-11**

               **AmeriCredit Automobile Receivables Trust 2013-3
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 333-170231-12**

Dear Mr. Berce:

     We have reviewed your filings and have the following comment. Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Rule 13a-14(a)/15d-14(a) Certifications for the Forms 10-K for AmeriCredit Automobile Receivables Trusts 2012-5, 2013-1, 2013-2, and 2013-3</u>

1. We note that the certification includes the version of paragraph four that is to be used when the servicer signs the Form 10-K report. Since AFS Sensub Corp., the depositor, signed the Form 10-K, please amend your Form 10-K to provide a certification that includes the depositor version of paragraph four. See footnote two to Item 601(b)(31)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Hughes Bates, Attorney-Advisor, at 202-551-3731or me at 202-551-3225 if you have any questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: John Keiserman
        Katten Muchin Rosenman LLP